SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Power3 Medical Products, Inc.
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(Name of Issuer)

Common Stock, par value $0.001 per share
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(Title of Class of Securities)

73936A 10 3
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(CUSIP Number)

2/23/07
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

CUSIP No. 73936A 10 3

1. NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

13-3963499

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER

7,232,810

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

7,232,810

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,232,810

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[_] N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.8%

12. TYPE OF REPORTING PERSON

IN

Item 1(a). Name of Issuer:

Power3 Medical Products, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

3400 Research Forest Drive, Woodlands, Texas 77381

Item 2(a). Name of Persons Filing:

Industrial Enterprises of America, Inc.

Item 2(b). Address of Principal Business Office, or if None, Residence:

711 Third Avenue, Suite 1505, New York, New York 10017

Item 2(c). Citizenship:

Nevada

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

13-3963499

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

7,232,810

(b) Percent of class:

9.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 7,232,810

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 7,232,810

(iv) Shared power to dispose or to direct disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2007
(Date)

          /s/ John Mazzuto
John Mazzuto, Chief Executive Officer (Signature)